Exhibit (e)(vi)

Energy Corporation of America

Donald C. Supcoe		501 56th Street, SE
Executive Vice President		Charleston, WV 25304
(304) 925-6100
Fax: (304) 925-3285

November 5, 2012

Michael J. Ulrich

Vice President, Global Corporate Trust

The Bank of New York Mellon Trust Company, N.A.

Global Trust

919 Congress Avenue, Suite 500

Austin TX 78701-3102

Re:                             Purchase and Sale Agreement dated October 23, 2012 by and between the Eastern American Natural Gas Trust as Seller and Softvest, LP as Buyer (the “PSA”)

Dear Mr. Ulrich:

The purpose of this letter is to advise you that pursuant to Section 9.04 of the Amended and Restated Trust Agreement of the Eastern American Natural Gas Trust (the “Trust”) dated as of January 1, 1993, Energy Corporation of America (“ECA”) as successor by merger to Eastern American Energy Corporation, hereby exercises its rights to purchase all the Royalty NPI from the Trust at the same price and upon the same terms and conditions as those offered by Softvest, LP (“Softvest”) in the PSA.

Pursuant to Section 3.2 of the PSA, ECA has calculated the Adjustment to the Purchase Price as being $582,725 and as a result the total consideration to be paid to the Trust by ECA at Closing will be $5,917,275. It would be greatly appreciated if you would confirm that this is consistent with your understanding of the Adjustment to the Purchase Price as well.

Since ECA is the operator of the underlying properties from which the Royalty NPI is created, it will not require any due diligence on the status of the title as contemplated by Section 3.3 of the PSA.

ECA will further reimburse the Trustee for the benefit of all of the Trust Unitholders for any out-of-pocket expenses that the Trust may incur pursuant to Section 8.2.

ECA prefers to close in January 2013 and we are confident that the parties can agree to a mutually acceptable Closing date. If you have any questions or comments regarding the forgoing, please feel free to contact the undersigned. I look forward to finalizing the purchase and sale of the Royalty NPI as outlined in the PSA.

Sincerely,

/s/ Donald C. Supcoe
Donald C. Supcoe
Executive Vice president

Copy to: Tom Adkins

George O’Malley